Exhibit 99.1

Nisun International to Report Unaudited Financial Results for the First Half of 2022 on Wednesday, December 28, 2022

Earnings Call Scheduled for 8:00 am U.S. Eastern Time on December 28, 2022

Shanghai, China, December 21, 2022 /PR Newswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that it will release its unaudited financial results for the first half of 2022 before the U.S. market opens on Wednesday, December 28, 2022. The Company will host an earnings conference call to discuss its financial results at 8:00 am U.S. Eastern Time (9:00 pm Beijing Time) on December 28, 2022.

To attend this earnings conference call, please use the information below for dial-in access.

Dial-in details for the conference call are as follows:

Date:	December 28, 2022
Time:	8:00 am U.S. Eastern Time
International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
China Toll Free:	4001-201203
Hong Kong-Local Toll:	852-301-84992
Conference ID	Nisun International Enterprise Development Group Co., Ltd

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation.

For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until January 4, 2023. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No.8959239.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.nisun-international.com.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contact:

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

Ascent Investors Relations LLC

Tina Xiao
Email: tina.xiao@ascent-ir.com
Tel: +1(917) 609 0333